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                               September 16, 2020

       Anders Malmstrom
       Senior Executive Director and Chief Financial Officer
       Equitable Financial Life Insurance Company
       1290 Avenue of the Americas
       New York, New York 10104

                                                        Re: Equitable Financial
Life Insurance Company
                                                            Form 10-K for the
fiscal year ended December 31, 2019
                                                            Filed March 12,
2020
                                                            File No. 000-20501

       Dear Mr. Malmstrom:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2019

       Table of Contents, page i

   1. Please represent to us that in future filings you will include the quantitative and qualitative disclosures about
market risk as required by Item 7A of Form 10-K, Part I Item 3 of Form
                                                        10-Q and Item 305 of
Regulation S-K. Otherwise, tell us why that disclosure is not applicable as indicated
in your June 30, 2020 Form 10-Q, including reference to the
                                                        guidance you rely upon
to exclude the disclosure, or tell us how your current disclosures provide the requisite
information.
       Notes to the Consolidated Financial Statements
       Note 1: Organization
       Discontinued Operations, page 73

   2. We note that in 2018 you reduced to operate as a single reportable segment, and that your business section
discloses that you offer a variety of products. Please revise future
 Anders Malmstrom
Equitable Financial Life Insurance Company
September 16, 2020
Page 2
         filings to provide revenues for each product and service, or each group of similar products and services, or tell us why you believe the disclosures are not required. Refer to ASC
         280-10-50-40 to 40-42 and be advised that these entity-wide disclosures requirements apply to all public entities, including those with one segment. If providing the information is impracticable, please disclose that fact.
Schedule I
Summary of Investments - Other Than Investments in Related Parites, page 140

3. The carrying values of your fixed maturity investments on this schedule are reflected at the cost of these securities. As these investments are carried at fair value on your balance sheet as available for sale securities, please represent to us that in future filings you will properly reflect the carrying values at their fair values.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Bonnie Baynes at (202) 551-4924 or Mark Brunhofer at
(202) 551-
3638 if you have any questions.



FirstName LastNameAnders Malmstrom                   Sincerely,
Comapany NameEquitable Financial Life Insurance Company
                                                     Division of Corporation
Finance
September 16, 2020 Page 2                            Office of Finance
FirstName LastName